UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D. C. 20549	Expires:	May 31, 2024
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FORM 25	per response	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40151

InterPrivate III Financial Partners Inc.

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1350 Avenue of the Americas, 2nd Floor

(212) 920-0125

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

InterPrivate III Financial Partners Inc. Class A common stock, par value $0.001 per share

Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 per share

Units, each consisting of one Class A common stock and one-fifth of one redeemable warrant

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, InterPrivate III Financial Partners Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 22, 2023	By:	/s/ Ahmed Fattouh	Chief Executive Officer
Date		Name	Title